UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

USA Compression Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

90290N109

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. N33462 107

1.	Names of Reporting Person: USA Compression Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,958,125

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,958,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,958,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N33462 107

1.	Names of Reporting Person: R/C IV USACP Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,958,125

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,958,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,958,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names of Reporting Person: Riverstone/Carlyle Energy Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,958,125

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,958,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,958,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N33462 107

1.	Names of Reporting Person: R/C Energy GP IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,958,125

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,958,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,958,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on February 20, 2014 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons with respect to the Common Units the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.                                 Identity and Background

This Amendment amends and restates the fourth paragraph of Item 2 of the Original Schedule 13D as set forth below:

USA Compression Holdings is an entity formed for purposes of holding ownership in the Issuer.  USA Compression Holdings also owns a 100% limited liability company interest in USA Compression GP, LLC, a Delaware limited liability company (“Issuer GP”) and the owner of a 1.75% general partner interest and incentive distribution rights representing limited partner interests (“IDRs”) in the Issuer. R/C IV Holdings was formed to be a member of Compression Holdings.  R/C IV Partners’ principal business is serving as the general partner of Riverstone/Carlyle Global Energy and Power Fund IV L.P. and various other affiliated entities.  R/C Energy GP IV’s principal business is serving as the general partner of R/C IV Partners.

Item 3.                                 Source and Amount of Funds or Other Consideration

This Amendment amends and restates the second paragraph of Item 3 of the Original Schedule 13D as set forth below:

USA Compression Holdings participates in the Issuer’s Dividend Reinvestment Program (“Issuer DRIP”), pursuant to which it uses the quarterly cash distributions that it receives on its Common Units and Subordinated Units to purchase additional Common Units.  Accordingly, USA Compression Holdings purchased (i) 285,059 Common Units in respect of the pro-rated distribution for the quarter ended March 31, 2013; (ii) 316,439 Common Units in respect of the distribution for the quarter ended June 30, 2013; (iii) 348,841 Common Units in respect of the distribution for the quarter ended September 30, 2013; (iv) 339,049 Common Units in respect of the distribution for the quarter ended December 31, 2013; and (v) 357,147 Common Units in respect of the distribution for the quarter ended March 31, 2014.

Item 5.                                 Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)-(b) The percent of class provided for each reporting person below is based on 30,190,362 Common Units outstanding as of May 19, 2014.

1.              USA Compression Holdings, LLC

A.            Amount beneficially owned:  4,958,125

B.            Percent of class:  16.4%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 4,958,125
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 4,958,125

2.              R/C IV USACP Holdings, L.P.

A.            Amount beneficially owned:  4,958,125

B.            Percent of class:  16.4%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 4,958,125
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 4,958,125

3.              Riverstone/Carlyle Energy Partners IV, L.P.

A.            Amount beneficially owned:  4,958,125

B.            Percent of class:  16.4%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 4,958,125
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 4,958,125

4.              R/C Energy GP IV, LLC

A.            Amount beneficially owned:  4,958,125

B.            Percent of class:  16.4%

C.            Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 4,958,125
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 4,958,125

R/C IV Holdings is the record holder of approximately 97.6% of the limited liability company interests of USA Compression Holdings, LLC and is entitled to elect a majority of the members of the board of managers of USA Compression Holdings, LLC.  Management and control of R/C IV Holdings is vested in its general partner, R/C IV Partners, which is in turn managed and controlled by its general partner, R/C Energy GP IV. R/C Energy GP IV is managed by an eight person management committee.  The reporting persons other than USA Compression Holdings, LLC may therefore be deemed to beneficially own securities of USA Compression Partners, LP owned directly or indirectly by USA Compression Holdings, LLC.

Each of (i) Eric D. Long, Joseph C. Tusa, Jr., William G. Manias, J. Gregory Holloway, David A. Smith and Matthew C. Liuzzi, each of whom are executive officers of Issuer GP, (ii) Aladdin Partners, L.P., a limited partnership affiliated with Mr. Long, and (iii) R/C IV Holdings, own equity interests in USA Compression Holdings.

USA Compression Holdings is managed by a three person board of managers consisting of Mr. Long, Mr. Ward and Ms. Wassenaar. The board of managers exercises investment discretion and control over the units held by USA Compression Holdings.  Mr. Long, Mr. Ward and Ms. Wassenaar, each of whom is also a member of the board of directors of Issuer GP, disclaim beneficial ownership of the Common Units and Subordinated Units owned by USA Compression Holdings.

(c)  On May 15, 2014, USA Compression Holdings purchased 357,147 Common Units under the Issuer DRIP. On May 19, 2014, USA Compression Holdings sold 737,000 Common Units pursuant to that certain Underwriting Agreement (the “Underwriting Agreement”) dated May 14, 2014, by and among the Issuer, Issuer GP, USA Compression Holdings, Argonaut Private Equity, L.L.C., Jason Martin and Wells Fargo Securities LLC, Barclays Capital Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and UBS Securities LLC, for themselves and as representatives of the other underwriters named therein, under the Issuer’s Registration Statement on Form S-3 (File No. 333-193724), at a price of $25.59 per Common Unit.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

Lock-Up Agreement

In connection with the USA Compression Partners entering into the Underwriting Agreement, it agreed, for 45 days from May 14, 2014, that it would not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or engage in any hedging or other transaction that is designed to or reasonably could be expected to lead to or result in a sale or disposition of, any of their Common Units, or any options or warrants to purchase any of their Common Units, or any securities convertible into, exchangeable for or that represent the right to receive Common Units, except with the written consent Wells Fargo Securities, LLC.

Item 7.         Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Commission on February 20, 2014).
99.2

First Amended and Restated Agreement of Limited Partnership of USA Compression, LP, dated January 18, 2013 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-35779) filed with the Commission on January 18, 2013).

99.3

Lock-Up Agreement dated May 14, 2013 by USA Compression Holdings, LLC in favor of Wells Fargo Securities, LLC, Barclays Capital Inc., Goldman Sachs & Co., J.P. Morgan Securites LLC and UBS Securities LLC, as representatives of the several Underwriters.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 21, 2014	USA COMPRESSION HOLDINGS, LLC

	By:	/s/ J. Gregory Holloway
	Name:	J. Gregory Holloway
	Title:	Vice President, Secretary and General Counsel

R/C IV USACP HOLDINGS, L.P.

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.
By R/C Energy GP IV, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

R/C ENERGY GP IV, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

Schedule 13D — Signature Page